Exhibit 10.2
AMENDED AND RESTATED EMPLOYMENT AGREEMENT
     This Amended and Restated Employment Agreement (the “Agreement”) is entered into as of February 1, 2010 (the “Effective Date”) by and between Tesoro Corporation (the “Company”), and Everett D. Lewis (the “Executive”);
WITNESSETH THAT:
     WHEREAS, the Company wishes to employ the Executive as its Executive Vice President and Chief Operating Officer and the Executive wishes to continue such employment; and
     WHEREAS, the Company and Executive wish to formalize the continuation of the employment relationship in accordance with the terms and conditions set forth below in this Agreement.
     NOW THEREFORE, in consideration of the mutual promises, covenants and conditions set forth herein, including but not limited to Executive’s employment and the payments and benefits described herein, the sufficiency of which is hereby acknowledged, the Company and Executive hereby agree as follows:
1. EMPLOYMENT.
The Company shall employ Executive, and Executive shall be employed by the Company upon the terms and subject to the conditions set forth in this Agreement.
2. TERM OF EMPLOYMENT.
The term of this Agreement shall be a one (1) year period beginning on the Effective Date and ending on January 31, 2011. The period during which Executive is employed hereunder shall be referred to as the “Employment Period”. Either the Company or the Executive shall have the right to terminate the Employment Period at any time during the term hereof, in accordance with Section 5 below.
3. DUTIES AND RESPONSIBILITIES.
(a) Executive shall serve as Executive Vice President and Chief Operating Officer of the Company. In such capacities, Executive shall perform such duties and have the power, authority and functions commensurate with such positions in similarly sized public companies and such other authority and functions consistent with such positions as may be assigned to Executive from time to time by the Chief Executive Officer.
(b) Executive shall devote substantially all of his working time, attention and energies to the business of the Company and affiliated entities. Executive may make and manage his personal investments (provided such investments in other activities do not violate, in any material respect, the provisions of Section 8 of this Agreement), be involved in charitable and professional activities and, with the consent of the Board of Directors of the Company (the “Board”) (which shall not unreasonably be withheld or delayed) serve on boards of other for profit entities, provided such activities do not materially interfere with the performance of his duties hereunder.
4. COMPENSATION AND BENEFITS.
(a) ANNUAL BASE SALARY. During the Employment Period, the Executive shall receive an annual base salary (the “Base Salary”) at an annual rate of $700,000, or such higher rate as may be determined from time to time by the Board. The Base Salary shall be paid at such intervals as the Company pays executive salaries generally. During the Employment Period, the Base Salary shall be reviewed at least annually, beginning no more than twelve (12) months after the last salary increase awarded to the Executive prior to the Effective Date. Any increase in the Base Salary shall not serve to limit or reduce any other obligation to the Executive under this Agreement. The Base Salary shall not be reduced after any such increase and the term “Base Salary” shall refer to the Base Salary as so increased.
(b) ANNUAL BONUS. In addition to the Base Salary, during the Employment Period, Executive will be entitled to participate in an annual incentive compensation plan of the Company. The Executive’s target annual bonus will be 90% of his Base Salary as in effect for such year (the “Target Bonus”), and will be determined based upon achievement of performance goals established by the Company pursuant to such plan.
(c) OTHER COMPENSATION. During the Employment Period, Executive shall be entitled to participate in any incentive or supplemental compensation plan or arrangement maintained or instituted by the Company to such extent, if any, as the Compensation Committee of the Board may in its sole discretion from time to time specify.
(d) WELFARE BENEFIT PLANS. During the Employment Period, Executive and/or the Executive’s family, as the case may be, shall be eligible for participation in and shall receive all benefits under welfare benefit plans, practices, policies and programs provided by the Company (including, without limitation, medical, prescription drugs, dental, vision, disability, employee life, group life, accidental death and travel accident insurance plans and programs, pensions, profit sharing programs, incentive compensation and savings plans and all other similar plans and benefits which the Company from time to time makes available to executives) to the extent applicable generally to other peer executives of the Company.
(e) FEE REIMBURSEMENTS. During the Employment Period, the Company will reimburse the Executive as provided in the Company’s policies, programs and procedures for an initiation fee or fees and dues for a country, luncheon or social club or clubs. In addition, the Company will reimburse the Executive for additional initiation fees to the extent the Board or a duly authorized committee thereof determines such fees are reasonable and in the best interest of the Company. All such reimbursements will be made in any event no later than the last day of Executive’s taxable year following the taxable year in which the expense was incurred. The expenses reimbursed by the Company during any taxable year of Executive will not affect the expenses reimbursed by the Company in another taxable year. Further, this right to reimbursement is not subject to liquidation or exchange for another benefit.
(f) EXPENSE REIMBURSEMENT. During the Employment Period, the Executive shall be entitled to receive prompt reimbursement for all reasonable expenses incurred by the Executive in accordance with the expense reimbursement policies, programs, practices and procedures of the Company in effect for the Executive when the Executive incurs such reimbursable expenses. All such reimbursements will be made in any event no later than the last day of Executive’s taxable year following the taxable year in which the expense was incurred. The expenses reimbursed by the Company during any taxable year of Executive will not affect the expenses reimbursed by the Company in another taxable year. Further, this right to reimbursement is not subject to liquidation or exchange for another benefit.
(g) OFFICE AND SUPPORT STAFF. During the Employment Period, the Executive shall be entitled to an appropriate office at the Company’s principal place of business.
(h) VACATION. During the Employment Period, Executive shall be entitled to vacation each year in accordance with the Company’s executive vacation policy in effect from time to time, but in no event less than four (4) weeks paid vacation per calendar year and an additional one (1) week for five years of service; and an additional second week for ten years of service. The Executive shall be entitled to such periods of sick leave as is customarily provided by the Company for its senior executive employees.
5. TERMINATION OF EMPLOYMENT.
Executive’s employment hereunder may be terminated under the following circumstances:
(a) DEATH. Executive’s employment hereunder shall terminate upon Executive’s death.
(b) TOTAL DISABILITY. The Company may terminate Executive’s employment hereunder upon Executive becoming “Totally Disabled”. For purposes of this Agreement, Executive shall be “Totally Disabled” if Executive has been physically or mentally incapacitated so as to render Executive incapable of performing Executive’s material usual and customary duties, with or without reasonable accommodation as required by law, under this Agreement for six (6) consecutive months (such consecutive absence not being deemed interrupted by Executive’s return to service for less than ten (10) consecutive business days if absent thereafter for the same illness or disability). Any such termination shall be upon thirty (30) days written notice given at any time thereafter while Executive remains Totally Disabled, provided that a termination for Total Disability hereunder shall not be effective if Executive returns to full performance of his duties within such thirty (30) day period.
(c) TERMINATION BY THE COMPANY FOR CAUSE. The Company may terminate Executive’s employment hereunder for “Cause” at any time. If the Company elects to terminate Executive’s employment for Cause, the Company shall provide ten

(10) days written notice of the Company’s intent to terminate Executive’s employment for “Cause.”
(i) For purposes of this Agreement, the term “Cause” shall be limited to (A) willful misconduct by Executive with regard to the Company which has a material adverse effect on the Company; (B) the willful refusal of Executive to follow the proper written direction of the Chief Executive Officer, provided that the foregoing refusal shall not be “Cause” if Executive in good faith believes that such direction is illegal, unethical or immoral and promptly so notifies the Board; (C) the willful refusal by the Executive to perform the duties required of him hereunder (other than any such failure resulting from incapacity due to physical or mental illness) after a written demand for performance is delivered to the Executive by the Chief Executive Officer which specifically identifies the manner in which it is believed that the Executive has willfully refused to perform his duties hereunder; (D) the material breach by the Executive of any of the restrictive covenants of Section 8 hereof or of a fiduciary duty to the Company; (E) the misappropriation by the Executive of Company funds or property; or (F) the Executive being convicted of or making a plea of nolo contendere to the charge of a felony (other than a felony involving a traffic violation or as a result of vicarious liability). For purposes of this paragraph, no act, or failure to act, on Executive’s part shall be considered “willful” unless done or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interests of the Company.
(ii) The ten (10) day notice of intent to terminate for Cause shall mean a notice that shall indicate the specific termination provision in Section 5(c)(i) relied upon and shall set forth in reasonable detail the facts and circumstances which provide for a basis for termination for Cause. Further, the ten (10) day notice of intent to terminate for Cause shall set the date of termination at least ten (10) days after the date of the notice. Any purported termination for Cause which is held by a court or arbitrator not to have been based on the grounds set forth in this Agreement or not to have followed the procedures set forth in this Agreement shall be deemed a termination by the Company without Cause.
(d) VOLUNTARY TERMINATION BY EXECUTIVE. Executive may terminate employment hereunder with or without Good Reason at any time upon thirty (30) days written notice to the Company.
(i) A Termination for Good Reason means a termination by Executive pursuant to a Notice of Termination for Good Reason as described more fully below given within thirty (30) days after the occurrence of the Good Reason event, unless such circumstances are fully corrected prior to the date of termination specified in the Notice of Termination for Good Reason. For purposes of this Agreement, “Good Reason” shall mean the occurrence or failure to cause the occurrence, as the case may be, without Executive’s express written consent, of any of the following circumstances: (A) a material adverse change in the executive office to whom Executive regularly reports; (B) a material adverse change in the bonus plans, programs or arrangements in which Executive is entitled to participate (the “Bonus Plans”) other than a material adverse change in the Bonus Plans that adversely affects other similarly situated executives in a manner proportionate to the material adverse effect of such change on Executive, (C) any material breach by the Company of any provision of this Agreement, including without limitation Section 10 hereof; and (D) the failure of any successor to the Company (whether direct or indirect and whether by merger, acquisition, consolidation or otherwise) to assume in a writing delivered to Executive upon the assignee becoming such, the obligations of the Company hereunder. Expiration of the term of this Agreement in accordance with the first sentence of Section 2 hereof is not a termination by the Executive for Good Reason.
(ii) A Notice of Termination for Good Reason shall mean a written notice that shall indicate the specific Good Reason event relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for Termination for Good Reason. The failure by Executive to set forth in the Notice of Termination for Good Reason any facts or circumstances which contribute to the showing of Good Reason shall not waive any right of Executive hereunder or preclude Executive from thereafter timely asserting such fact or circumstance in enforcing his rights hereunder. The Notice of Termination for Good Reason shall provide for a date of termination not less than thirty (30) nor more than sixty (60) days after the date such Notice of Termination for Good Reason is given. The Company shall have at least thirty (30) days from receipt of the notice to remedy the condition.
(e) TERMINATION BY THE COMPANY WITHOUT CAUSE. The Company may terminate Executive’s employment hereunder without Cause at any time upon thirty (30) days written notice to Executive. Expiration of the term of this Agreement in accordance with the first sentence of Section 2 hereof is not a termination by the Company without Cause.
(f) EFFECT OF TERMINATION. Upon any termination of employment, Executive shall immediately resign from all positions with the Company or any of its subsidiaries held by him at such time.
6. COMPENSATION FOLLOWING TERMINATION OF EMPLOYMENT.
In the event that Executive’s employment hereunder is terminated, Executive shall be entitled to the following compensation and benefits upon such termination:
(a) TERMINATION IN THE EVENT OF DEATH. In the event that Executive’s employment is terminated by reason of Executive’s death, the Company shall pay the following amounts to Executive’s beneficiary or estate:
(i) Any accrued but unpaid Base Salary for services rendered to the date of death paid pursuant to the timing arrangement under which the Company normally compensates employees for services performed during a payroll period, any accrued but unpaid expenses required to be reimbursed under this Agreement paid in accordance with Section 4(e) or (f), any unused vacation as of the date of termination paid in accordance with the Company’s executive vacation policy, and any earned but unpaid cash bonuses for any prior period to the same extent as earned and paid to other similarly situated executives and a pro-rata target annual bonus or annual incentive compensation payment for the period in which such termination occurred, paid at the time and in the form specified for payment under the terms of such bonus or incentive compensation plan;
(ii) Any benefits to which Executive may be entitled pursuant to the plans, programs, policies and arrangements (including those referred to in Section 4(d) hereof), as determined and paid in accordance with the terms of such plans, programs, policies and arrangements;
(iii) An amount equal to the Base Salary (at the rate in effect as of the date of Executive’s death) which would have been payable to Executive if Executive had continued in employment for one additional year, which amount will be paid to Executive’s estate or beneficiary in twelve (12) substantially equal monthly installments beginning in the first calendar month after the date of Executive’s death; and
(iv) As of the date of termination by reason of Executive’s death, stock options and restricted stock awarded to Executive shall be fully vested and Executive’s estate or beneficiary shall have up to one (1) year from the date of death to exercise all such options. The treatment of any other awards, for example, phantom stock options, performance unit awards and restricted stock units, will be governed in accordance with the terms of the plan and the award agreement governing such award.
(b) TERMINATION IN THE EVENT OF TOTAL DISABILITY. In the event that Executive’s employment is terminated by reason of Executive’s Total Disability as determined in accordance with Section 5(b), the Company shall pay the following amounts to Executive:
(i) Any accrued but unpaid Base Salary for services rendered to the date of termination paid pursuant to the timing arrangement under which the Company normally compensates employees for services performed during a payroll period, any accrued but unpaid expenses required to be reimbursed under this Agreement paid in accordance with Section 4(e) or (f), any unused vacation as of the date of termination paid in accordance with the Company’s executive vacation policy, and any earned but unpaid cash bonuses for any prior period to the same extent as earned and paid to other similarly situated executives paid at the time and in the form specified for payment under the terms of such bonus plan. Executive also shall be eligible for a pro-rata target annual bonus or annual incentive compensation payment for the year in which Executive is terminated; provided, however, that payment of such bonus or incentive compensation will be made as soon as administratively practicable following six (6) months from the Executive’s termination of employment;
(ii) Any benefits to which Executive may be entitled pursuant to the plans, programs, policies and arrangements (including those referred to in Section 4(d) hereof) shall be determined and paid in accordance with the terms of such plans, programs, policies and arrangements;
(iii) An amount equal to the Base Salary (at the rate in effect as of the date of Executive’s Total Disability) which would have been payable to Executive if Executive had continued in active employment for one (1) year following termination of employment, less any payments under any long-term disability plan or arrangement paid for by the Company, which amount will be paid to Executive one-half in a lump sum as soon as administratively practicable following six (6) months after such termination and one-half in substantially equal monthly installments during the two (2) year period beginning as soon as administratively practicable following six (6) months after the date of Executive’s termination; and
(iv) As of the date of termination by reason of Executive’s Total Disability, Executive shall be fully vested in all stock option and restricted stock awards and Executive shall have up to one (1) year from the date of termination by reason of total disability to exercise all such options. The treatment of any other awards, for example, phantom stock options, performance unit awards and restricted stock units, will be governed in accordance with the terms of the plan and the award agreement governing such award.
(c)	TERMINATION FOR CAUSE. In the event that Executive’s employment is terminated by the Company for Cause, the Company shall pay the following amounts to Executive:
(i) Any accrued but unpaid Base Salary for services rendered to the date of termination paid pursuant to the timing arrangement under which the Company normally compensates employees for services performed during a payroll period, any accrued but unpaid expenses required to be reimbursed under this Agreement paid in accordance with Section 4(e) or (f), any unused vacation as of the date of termination paid in accordance with the Company’s executive vacation policy, and any earned but unpaid cash bonuses for any prior period to the same extent as earned and paid to other similarly situated executives paid at the time and in the form specified for payment under the terms of such bonus plan; provided that such bonuses shall not be paid until six (6) months have elapsed from Executive’s termination of employment;
(ii) Any benefits to which Executive may be entitled pursuant to the plans, programs, policies and arrangements (including those referred to in Section 4(d) hereof) shall be determined and paid in accordance with the terms of such plans, programs, policies and arrangements; and

(iii) Any options or restricted stock that have not vested prior to the date of such termination of employment shall be cancelled and any options held by Executive, to the extent they have not been exercised or paid in full, shall be cancelled, whether or not then vested. The treatment of any other awards, for example, phantom stock options, performance unit awards and restricted stock units, will be governed in accordance with the terms of the plan and the award agreement governing such award.
(d) VOLUNTARY TERMINATION BY EXECUTIVE. In the event that Executive voluntarily terminates employment other than for Good Reason, the Company shall pay the following amounts to Executive:
(i) Any accrued but unpaid Base Salary for services rendered to the date of termination paid pursuant to the timing arrangement under which the Company normally compensates employees for services performed during a payroll period, any accrued but unpaid expenses required to be reimbursed under this Agreement paid in accordance with Section 4(e) or (f), any unused vacation as of the date of termination paid in accordance with the Company’s executive vacation policy, and any earned but unpaid cash bonuses for any prior period to the same extent as earned and paid to other similarly situated executives paid at the time and in the form specified for payment under the terms of such bonus plan; provided that such bonuses shall not be paid until six (6) months have elapsed from Executive’s termination of employment;
(ii) Any benefits to which Executive may be entitled pursuant to the plans, programs, policies and arrangements (including those referred to in Section 4(d) hereof) shall be determined and paid in accordance with the terms of such plans, programs, policies and arrangements; and
(iii) The treatment of any options, restricted stock or other awards shall be governed in accordance with the terms of such plan(s) under which the options, restricted stock or other awards were granted.
(e) TERMINATION BY THE COMPANY WITHOUT CAUSE; TERMINATION BY EXECUTIVE FOR GOOD REASON. In the event that Executive’s employment is terminated by the Company for reasons other than death, Total Disability or Cause, or Executive terminates his employment for Good Reason, the Company shall pay the following amounts to Executive:
(i) Any accrued but unpaid Base Salary for services rendered to the date of termination paid pursuant to the timing arrangement under which the Company normally compensates employees for services performed during a payroll period, any accrued but unpaid expenses required to be reimbursed under this Agreement paid in accordance with Section 4(e) or (f), any unused vacation as of the date of termination paid in accordance with the Company’s executive vacation policy, and any earned but unpaid cash bonuses for any prior period to the same extent as earned and paid to other similarly situated executives paid at the time and in the form specified for payment under the terms of such bonus plan; provided, however, that such earned but unpaid bonuses shall not be paid until six (6) months have elapsed from Executive’s termination of employment;
(ii) Any benefits to which Executive may be entitled pursuant to the plans, programs, policies and arrangements (including those referred to in Section 4(d) hereof) shall be determined and paid in accordance with the terms of such plans, programs, policies and arrangements;
(iii) An amount equal to $2,800,000, of which one-half shall be paid in a lump sum as soon as administratively practicable following six (6) months after such termination and one-half shall be paid in substantially equal monthly installments during the two (2) year period beginning as soon as administratively practicable following six (6) months after the date of Executive’s termination;
(iv) Executive and Executive’s spouse and eligible dependents shall continue to participate in, and receive group health coverage under, the Company’s group health plans that provide group health coverage to retirees of the Company from time to time, but only to the extent such plans continue to be available to the Company’s retirees and only until the earliest to occur of (A) two and one-half (2 1/2) years after the date of termination, (B) Executive’s death (or in the case of coverage for a qualified beneficiary of Executive, the death of that qualified beneficiary), or (C) the date on which Executive (or in the case of coverage for a qualified beneficiary of Executive, the qualified beneficiary) becomes eligible for coverage under any other group health plan of a subsequent employer providing comparable coverage (the “Continuation Coverage Period”); provided that the Company shall pay for 100% of such group health coverage, and the premiums that otherwise would be charged to Executive for such coverage but for this Section 6(e)(iv) shall be taxable to Executive; the group health plan coverage benefits provided by the Company under this Section 6(e)(iv) during any taxable year of Executive will not affect such benefits provided by the Company in another taxable year during the Continuation Coverage Period; and the right to the benefits provided under this Section 6(e)(iv) is not subject to liquidation or exchange for another benefit;
(v) Except to the extent prohibited by law, and except as otherwise provided in this Section 6(e), Executive will be 100% vested in all benefits, awards, and grants accrued but unpaid as of the date of termination under any non-qualified pension plan or supplemental executive plan in which Executive was a participant as of the date of termination. Executive shall also be eligible for a annual bonus or annual incentive compensation payment, at the same time, on the same basis, and to the same extent payments are made to senior executives, pro-rated for the fiscal year in which the Executive is terminated; provided, however, that payment of such bonus or incentive compensation will be made as soon as administratively practicable following six (6) months from the Executive’s termination from employment with the Company; and

(vi) Subject to the terms and conditions of the applicable executive long-term incentive plans governing the option or restricted stock awards, Executive shall continue to vest in all stock option and restricted stock awards over the two (2) year period commencing on the date of such termination of employment. With respect to option awards granted to Executive after February 2, 2005, Executive shall have two (2) years after the date of termination of employment to exercise all options, to the extent vested, unless by virtue of the particular stock option award, the option grant expires on an earlier date. The treatment of any other awards, for example, phantom stock options, performance unit awards and restricted stock units, will be governed in accordance with the terms of the plan and the award agreement governing such award.
(f) NO OTHER BENEFITS OR COMPENSATION. Except as may be provided under this Agreement, under the Indemnity Agreement or under the terms of any incentive compensation, employee benefit, or fringe benefit plan applicable to Executive at the time of Executive’s termination or resignation of employment, Executive shall have no right to receive any other compensation, or to participate in any other plan, arrangement or benefit, with respect to future periods after such termination or resignation.
(g) NO MITIGATION; NO SET-OFF. In the event of any termination of employment hereunder, Executive shall be under no obligation to seek other employment and, except as otherwise provided in Section 6(e)(iv), there shall be no offset against any amounts due Executive under this Agreement on account of any remuneration attributable to any subsequent employment that Executive may obtain. Except as otherwise provided in Section 6(e)(iv), the amounts payable hereunder shall not be subject to setoff, counterclaim, recoupment, defense or other right, which the Company may have against the Executive or others, except upon obtaining by the Company of a final unappealable judgment against Executive.
7. COMPENSATION PAYABLE FOLLOWING CHANGE IN CONTROL.
(a) PAYMENTS FOLLOWING A CHANGE IN CONTROL. Notwithstanding anything to the contrary contained herein, should Executive at any time within two (2) years following a change in control cease to be an employee of the Company (or its successor), by reason of (i) involuntary termination by the Company (or its successor) other than for “Cause” (including involuntary termination due to Total Disability), or (ii) voluntary termination by Executive for “Good Reason”, the Company (or its successor) shall pay to Executive except as otherwise expressly set forth herein, commencing as soon as administratively practicable following six (6) months from such termination of employment (the “Commencement Date”), the following severance payments and benefits:
(i) An amount equal to $3,325,000 payable in a lump sum if the applicable change in control qualifies as a change in control event within the meaning of Section 409A of the Code, and otherwise such amount shall be paid one-half in a lump sum and one-half in substantially equal monthly installments during the two

(2) year period beginning on the Commencement Date. Payment of the amount specified under this Paragraph 7(a)(i) shall be in lieu of any amount payable under Paragraph 6(b)(iii) or Paragraph 6(e)(iii).
(ii) Except as otherwise provided in this Section 7(a), Executive will be 100% vested in all benefits, awards, and grants (including stock option grants and restricted stock awards, all of such stock options granted after February 2, 2006 remaining exercisable for a period of at least three (3) years following the Change in Control, or the remaining stock option term if less) accrued but unpaid as of the Change in Control under any non-qualified pension plan, supplemental executive plan and/or incentive compensation plan, in which Executive was a participant as of the date of termination. Executive shall also receive a pro rata annual bonus or annual incentive compensation payment (the “bonus payment”) equal to his Base Salary multiplied by his annual incentive target bonus percentage, each as then in effect, pro-rated as of the effective date of the termination. The bonus payment shall be in a lump sum. The treatment of any other awards, for example, phantom stock options, performance unit awards and restricted stock units, will be governed in accordance with the terms of the plan and the award agreement governing such award. The rights under this Paragraph 7(a)(ii) shall be in lieu of any rights the Executive would otherwise be entitled to receive under Paragraphs 6(b)(i) and (iv) or Paragraphs 6(e)(v) and (vi).
For purposes of this Agreement, following a Change in Control, the term “Company” shall include the entity surviving such Change in Control.
(b) POTENTIAL REDUCTION IN PAYMENTS BY THE COMPANY.
(i) Notwithstanding any contrary provision, if any Payment would be subject to the Excise Tax, then the Payment shall be either
(A)	delivered in full pursuant to the terms of this Agreement or

(B)	reduced in accordance with this Section 7(b) to the extent necessary to avoid the Excise Tax, based on which of (A) or (B) would result in the greater Net After-Tax Receipt to the Executive.
For purposes of this Section 7(b),
“Payment” means any payment, distribution, or other benefit provided by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise that constitutes a “parachute payment” within the meaning of Section 280G of the Code;
“Excise Tax” means the excise imposed by Section 4999 of the Code or any similar or successor provision thereto; and

“Net After-Tax Receipt” means the present value (as determined in accordance with Section 280G of the Code) of the payments net of all applicable federal, state and local income, employment, and other applicable taxes and the Excise Tax.
(ii) If Payments are reduced, the reduction shall be accomplished first by reducing cash Payments under this Agreement and then by forfeiting any equity-based awards that vest under this Agreement, starting with the most recently granted equity-based awards, to the extent necessary to accomplish such reduction.
(iii) All determinations under this Section 7(b) shall be made by the Company’s independent accountants or compensation consultants (the “Third Party”) and all such determinations shall be conclusive, final and binding on the parties hereto. The Company and Executive shall furnish to the Third Party such information and documents as the Third Party may reasonably request in order to make a determination under this Section 7(b). The Company shall bear all fees and costs of the Third Party with respect to all determinations under or contemplated by this Section 7(b).
(c) CHANGE IN CONTROL means (i) there shall be consummated (A) any consolidation or merger of Company in which Company is not the continuing or surviving corporation or pursuant to which shares of Company’s Common Stock would be converted into cash, securities or other property, other than a merger of Company where a majority of the board of directors of the surviving corporation are, and for a one-year period after the merger continue to be, persons who were directors of Company immediately prior to the merger or were elected as directors, or nominated for election as director, by a vote of at least two-thirds of the directors then still in office who were directors of Company immediately prior to the merger, or (B) any sale, lease, exchange or transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Company, or (ii) the shareholders of Company shall approve any plan or proposal for the liquidation or dissolution of Company, or (iii) (A) any “person” (as such term is used in Sections 13(d) and 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), other than Company or a subsidiary thereof or any employee benefit plan sponsored by Company or a subsidiary thereof, shall become the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of securities of Company representing 35 percent or more of the combined voting power of Company’s then outstanding securities ordinarily (and apart from rights accruing in special circumstances) having the right to vote in the election of directors, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, and (B) at any time during a period of one-year thereafter, individuals who immediately prior to the beginning of such period constituted the Board shall cease for any reason to constitute at least a majority thereof, unless election or the nomination by the Board for election by Company’s shareholders of each new director during such period was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period.

8. RESTRICTIVE COVENANTS.
(a) COMPETITIVE ACTIVITY. Executive covenants and agrees that at all times during Executive’s period of employment with the Company, and for one (1) year thereafter, Executive will not engage in, assist, or have any active interest or involvement, whether as an employee, agent, consultant, creditor, advisor, officer, director, stockholder (excluding holding of less than 3% of the stock of a public company), partner, proprietor or any type of principal whatsoever in any person, firm, or business entity which, directly or indirectly, is engaged in the business competitive with that conducted and carried on by the Company, without the Company’s specific written consent to do so. Notwithstanding the foregoing, Executive may be employed by or provide services to, an investment banking firm or consulting firm that provides services to entities described in the previous sentence, provided that Executive does not personally represent or provide services to such entities.
(b) NON-SOLICITATION. Executive covenants and agrees that at all times during Executive’s period of employment with the Company, and for a period of two (2) years after the termination thereof, whether such termination is voluntary or involuntary by wrongful discharge, or otherwise, Executive will not directly and personally knowingly (i) induce any customers of the Company or corporations affiliated with the Company to patronize any similar business which competes with any material business of the Company; (ii) request or advise any customers of the Company or corporations affiliated with the Company to withdraw, curtail or cancel such customer’s business with the Company; or (iii) individually or through any person, firm, association or corporation with which he is now, or may hereafter become associated, solicit, entice or induce any then employee of the Company, or any subsidiary of the Company, to leave the employ of the Company, or such other corporation, to accept employment with, or compensation from the Executive, or any person, firm, association or corporation with which Executive is affiliated without prior written consent of the Company. The foregoing shall not prevent Executive from serving as a reference for employees.
(c) PROTECTED INFORMATION. Executive recognizes and acknowledges that Executive has had and will continue to have access to various confidential or proprietary information concerning the Company, corporations affiliated with the Company, and its clients and third parties doing business with the Company of a special and unique value which may include, without limitation, (i) books and records relating to operation, finance, accounting, sales, personnel and management, (ii) policies and matters relating particularly to operations such as customer service requirements, costs of providing service and equipment, operating costs and pricing matters, and (iii) various trade or business secrets including customer lists, route sheets, business opportunities, marketing or business diversification plans, business development and bidding techniques, methods and processes, financial data and the like, to the extent not generally known in the industry (collectively, the “Protected Information”). Executive therefore covenants and agrees that Executive will not at any time, either while employed by the Company or afterwards, knowingly make any independent use of, or knowingly disclose to any other person or organization (except as authorized by the Company) any of the Protected Information, provided that (I) while employed by the Company, Executive may in good faith make disclosures he believes desirable, and (II) Executive may comply with legal process.
9. ENFORCEMENT OF COVENANTS.
(a) RIGHT TO INJUNCTION. Executive acknowledges that a breach of the covenants set forth in Section 8 hereof will cause irreparable damage to the Company with respect to which the Company’s remedy at law for damages may be inadequate. Therefore, in the event of breach or threatened breach of the covenants set forth in Section 8 by Executive, Executive and the Company agree that the Company shall be entitled to the following particular forms of relief, in addition to remedies otherwise available to it at law or equity: injunctions, both preliminary and permanent, enjoining or restraining such breach or threatened breach, and Executive hereby consents to the issuance thereof forthwith and without bond by any court of competent jurisdiction.
(b) SEPARABILITY OF COVENANTS. The covenants contained in Section 8 hereof constitute a series of separate covenants, one for each applicable State in the United States and the District of Columbia, and one for each applicable foreign country. If in any judicial proceeding, a court shall hold that any of the covenants set forth in Section 8 exceed the time, geographic, or occupational limitations permitted by applicable laws, Executive and the Company agree that such provisions shall and are hereby reformed to the maximum time, geographic, or occupational limitations permitted by such laws. Further, in the event a court shall hold unenforceable any of the separate covenants deemed included herein, then such unenforceable covenant or covenants shall be deemed eliminated from the provisions of this Agreement for the purpose of such proceeding to the extent necessary to permit the remaining separate covenants to be enforced in such proceeding. Executive and the Company further agree that the covenants in Section 8 shall each be construed as a separate agreement independent of any other provisions of this Agreement, and the existence of any claim or cause of action by Executive against the Company whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any of the covenants of Section 8.
10. INDEMNIFICATION.
The Company shall indemnify and hold harmless Executive to the fullest extent permitted by law and in accordance with the existing Indemnification Agreement dated September 15, 2008 between Company and the Executive (the “Indemnification Agreement”) for any action or inaction of Executive while serving as an officer and director of the Company or, at the Company’s request, as an officer or director of any other, entity or as a fiduciary of any benefit plan. The Company shall cover the Executive under directors and officers liability insurance both during and, while potential liability exists, after the Employment Period in the same amount and to the same extent as the Company covers its other officers and directors.

11. DISPUTES AND PAYMENT OF ATTORNEY’S FEES.
The Company and the Executive each irrevocably and unconditionally waives all right to trial by jury in any lawsuit, action, proceeding, or counterclaim (whether based in contract, tort, or otherwise) arising out of or relating to this Agreement or arising out of or relating to the Executive’s employment by the Company. The Executive and the Company each further agree that the exclusive forums for the resolution of any disputes between them are the state and Federal courts located in Bexar County, Texas. This waiver of jury trial and forum selection provision applies to disputes between the parties as well as any claim by the Executive against any agent, representative, or employee of the Company.
If at any time during the term of this Agreement or for a period of four (4) years after the expiration of this Agreement there should arise any dispute as to the validity, interpretation or application of any term or condition of this Agreement, the Company agrees, upon written demand by Executive, to promptly reimburse Executive’s reasonable costs and reasonable attorney’s fees incurred by Executive in connection with reasonably seeking to enforce the terms of this Agreement. Such reimbursement shall be made within thirty (30) days of Executive’s written request for reimbursement providing supporting documentation of the expenses, but in any event not later than the last day of the Executive’s taxable year following the taxable year in which the expense was incurred. The expenses paid by the Company during any taxable year of Executive will not affect the expenses paid by the Company in another taxable year. This right to reimbursement is not subject to liquidation or exchange for another benefit. Notwithstanding the foregoing, to the extent that Executive is not the prevailing party on any issue contested by Executive at any level of the process, then (a) the Company’s obligation to reimburse Executive with respect to such issue shall cease; and (b) within sixty (60) days of the entry of an order on any issue on which Executive does not prevail, Executive shall repay the Company the amount of any costs and attorney’s fees previously reimbursed by the Company that are attributable to that issue.
The provisions of this Section 11, without implication as to any other section hereof, shall survive the expiration or termination of this Agreement and of Executive’s employment hereunder.
12. WITHHOLDING OF TAXES.
The Company may withhold from any compensation and benefits payable under this Agreement all applicable federal, state, local, or other taxes.
13. SOURCE OF PAYMENTS.
All payments provided under this Agreement, other than payments made pursuant to a plan which provides otherwise, shall be paid from the general funds of the Company, and no special or separate fund shall be established, and no other segregation of assets made, to assure payment. Executive shall have no right, title or interest whatever in or to any investments which the Company may make to aid the Company in meeting its obligations hereunder. To the extent that any person acquires a right to receive payments from the Company hereunder, such right shall be no greater than the right of an unsecured creditor of the Company.

14. ASSIGNMENT.
Except as otherwise provided in this Agreement, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, representatives, successors and assigns. This Agreement shall not be assignable by Executive (but any payments due hereunder which would be payable at a time after Executive’s death shall be paid to Executive’s designated beneficiary or, if none, his estate) and shall be assignable by the Company only to any financially solvent corporation or other entity resulting from the reorganization, merger or consolidation of the Company with any other corporation or entity or any corporation or entity to or with which the Company’s business or substantially all of its business or assets may be sold, exchanged or transferred, and it must be so assigned by the Company to, and accepted as binding upon it by, such other corporation or entity in connection with any such reorganization, merger, consolidation, sale, exchange or transfer in a writing delivered to Executive in a form reasonably acceptable to Executive (the provisions of this sentence also being applicable to any successive such transaction).
15. ENTIRE AGREEMENT; AMENDMENT.
This Agreement shall supersede any and all existing oral or written agreements, representations, or warranties between Executive and the Company or any of its subsidiaries or affiliated entities relating to the terms of Executive’s employment by the Company. It may not be amended except by a written agreement signed by both parties.
16. GOVERNING LAW.
This Agreement shall be governed by and construed to accordance with the laws of the State of Texas applicable to agreements made and to be performed in that State, without regard to its conflict of laws provisions.
17. REQUIREMENT OF TIMELY PAYMENTS.
If any amounts which are required, or determined to be paid or payable, or reimbursed or reimbursable, to Executive under this Agreement (or any other plan, agreement, policy or arrangement with the Company) are not so paid promptly at the times provided herein or therein, such amounts shall accrue interest, compounded monthly, at the short-term applicable federal rate, from the date such amounts were required or determined to have been paid or payable, reimbursed or reimbursable to Executive, until such amounts and any interest accrued thereon are finally and fully paid, provided, however, that in no event shall the amount of interest contracted for, charged or received hereunder, exceed the maximum non-usurious amount of interest allowed by applicable law.
18. NOTICES
Any notice, consent, request or other communication made or given in connection with this Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by registered or certified mail, return receipt requested, by facsimile, by e-mail or by hand delivery, to those listed below at their following respective addresses (and facsimile numbers), or at such other address (or facsimile numbers) as each may specify by notice to the others:

To the Company:	Tesoro Corporation 19100 Ridgewood Parkway San Antonio, Texas 78259 Attention: Corporate Secretary

To Executive:	Everett D. Lewis
19. MISCELLANEOUS.
(a) WAIVER. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.
(b) SEPARABILITY. Subject to Section 9 hereof, if any term or provision of this Agreement is declared illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, such term or provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect.
(c) HEADINGS. Section headings are used herein for convenience of reference only and shall not affect the meaning of any provision of this Agreement.
(d) RULES OF CONSTRUCTION. Whenever the context so requires, the use of the singular shall be deemed to include the plural and vice versa.
(e) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, and such counterparts will together constitute but one Agreement.
(f) DEFERRED COMPENSATION. This Agreement is intended to meet the requirements of Section 409A of the Code and may be administered in a manner that is intended to meet those requirements and shall be construed and interpreted in accordance with such intent, and any reference to the termination or cessation of employment of Executive in Sections 6 and 7 of this Agreement shall be interpreted to require a separation from service of Executive within the meaning of Section 409A of the Code. To the extent that an award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code, except as the Committee otherwise determines in writing, the award shall be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, including regulations or other guidance issued with respect thereto, such that the grant, payment, settlement or deferral shall not be subject to the excise tax applicable under Section 409A of the Code. If Executive is a specified employee within the meaning of Section 409A of the Code, then to the extent the Company determines that any amounts payable to Executive under this Agreement upon termination of employment that are otherwise scheduled to be paid within six (6) months following termination of employment (the “6-month period”) cannot be paid under Section 409A of the Code within the 6-month period, then payment of such amounts will not occur until the 6-month period has elapsed. Any provision of this Agreement that would cause the award or the payment, settlement or deferral thereof to fail to satisfy Section 409A of the Code shall be amended (in a manner that as closely as practicable achieves the original intent of this Agreement) to comply with Section 409A of the Code on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A of the Code. In the event additional regulations or other guidance is issued under Section 409A of the Code or a court of competent jurisdiction provides additional authority concerning the application of Section 409A with respect to the payments described in Sections 4, 6 and 7 of the Agreement, then the provisions of such Sections shall be amended to permit such payments to be made at the earliest time permitted under such additional regulations, guidance or authority that is practicable and achieves the original intent of this Agreement.
     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

TESORO CORPORATION
By:	/s/ BRUCE A. SMITH
Bruce A. Smith
Chairman of the Board of Directors, President and Chief Executive Officer
Date: March 17, 2010

EXECUTIVE Everett D. Lewis
/s/ EVERETT D. LEWIS
Date: March 18, 2010